Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-175089 on Form S-8 of our report dated March 30, 2012 (April 1, 2013 as to Note 17 and the effects of the restatement and reclassifications discussed in Note 19) relating to the consolidated balance sheet of Affinity Gaming, LLC and subsidiaries, formerly known as Herbst Gaming, LLC, (the “Successor”) as of December 31, 2011 and the related consolidated statements of operations, owners' equity, and cash flows for the period ended December 31, 2011, and to the consolidated statements of operations, owners' equity (deficit), and cash flows for Herbst Gaming, Inc. and subsidiaries (the “Predecessor”) for the period ended December 31, 2010, appearing in this Annual Report on Form 10-K.
/s/ DELOITTE & TOUCHE LLP
Las Vegas, Nevada
April 1, 2013